Zoe Securities, LLC
Statement of Financial Condition

December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71111

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____04/16/2024_____ AND ENDING _____12/31/2024_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ZOE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue
_____
                                                          (No. and Street)

New York   NY   10017
_____
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PHYLLIS CHIN   212-751-4422   phyllis.chin@zoefin.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
_____
                            (Name – if individual, state last, first, middle name)

50 Rockefeller Plaza   New York   NY   10020
_____
(Address)   (City)   (State)   (Zip Code)

11/02/2005   2468
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rajesh Gaur, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zoe Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Rajesh Gaur

Title:

Head of BD

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Zoe Securities, LLC
Index
December 31, 2024



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Zoe Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zoe Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Zoe Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Zoe Securities, LLC's management. Our responsibility is to express an opinion on Zoe Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Zoe Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Zoe Securities, LLC's auditor since 2023.
New York, New York
March 20, 2025

Zoe Securities, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	379,882
Deposits with clearing organization		125,000
Prepaid expenses		53,101
Total Assets	$	557,983

Liabilities and Member's Equity

Liabilities

Due to Parent	$	65,622
Accrued expenses		2,000
Total Liabilities		67,622
Member's Equity		490,361
Total Liabilities and Member's Equity	$	557,983

The accompanying notes are an integral part of this financial statement.

Zoe Securities, LLC
Notes to the Financial Statement
December 31, 2024

1.   Nature of the Business

Zoe Securities, LLC (the "Company") is a wholly-owned subsidiary of Zoe Financial, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company acts as an introducing broker and effects transactions for customers of the Parent, an SEC registered investment advisor. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Organization") on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2.   Summary of Significant Accounting Policies

Basis of accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash
Cash consists of cash held at a financial institution which at times may exceed federally insured limits.

Uses of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, and fees to vendors for services.

Income Taxes
The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2024, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

Accrued Expenses
The Company has accrued expenses that represent payments due for outside services.

2.   Summary of Significant Accounting Policies (continued)

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer that will generate brokerage revenue. The Company has identified its Head of BD as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

3.   Deposits with Clearing Organization

The clearing and depository operations are provided by one clearing broker. Deposits with Clearing Organization includes a cash deposit of $125,000. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements. In the event of the clearing broker's insolvency, recovery of assets may be limited.

4.   Related Party Transactions

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from the Parent. The Company shares office facilities, employees, and personnel costs with its Parent. The Parent allocates costs to the Company that are clearly applicable to the operations of the Company. In addition, the Parent assists the Company by paying all invoices received from vendors and third parties on the Company's behalf. As of December 31, 2024, the Company had an outstanding balance of $65,622, which is included as due to Parent in the statement of financial condition.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5.   Risks, Concentrations and Uncertainties

Credit Risk
As of December 31, 2024, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Corporation insurance limits amounted to $129,882. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

6. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2024, net capital of $437,260, exceeded the required net capital minimum of $8,453 by $428,807. Aggregate indebtedness at December 31, 2024 totaled $67,622. The ratio of aggregate indebtedness to net capital was 0.15 to 1.

7. **Commitments and Contingencies**

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2024. The Company does not have any guarantees or other commitments as of December 31, 2024.

8. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through March 20, 2025, the date that the financial statement was issued, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.